SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER THE EXCHANGE ACT OF 1934


                               The Players Network
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Nevada                                    880343702
--------------------------------------------------------------------------------
   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                 Identification No.)

4620 Polaris Avenue, Las Vegas, Nevada                  89103
--------------------------------------------------------------------------------
         (Address of principal executive offices)     (Zip Code)

Issuer's telephone number, including area code         (702) 895-8884
                                                  ------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
          to be registered                    each class to be registered

None                                         None
---------------------------------            -----------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE




PART I ........................................................................2

Item 1.  Description of Business...............................................2

Item 2.  Management's Discussion and Analysis of Plan of Operation.............5

Item 3.  Description of Property...............................................7

Item 4.  Security Ownership of Certain Beneficial Owners and Management........8

Item 5.  Directors and Executive Officers, Promoters and Control Persons......10

Item 6.  Executive Compensation...............................................13

Item 7.  Certain Relationships and Related Transactions.......................13

Item 8.  Description of Securities............................................14

Part II  .....................................................................14

Item 1.  Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters. ..............................14

Item 2.  Legal Proceedings....................................................15

Item 3.  Changes in and Disagreements with Accountants........................15

Item 4.  Recent Sales of Unregistered Securities..............................16

Item 5.  Indemnification of Directors and Officers............................18

Part F/S .....................................................................19

Part III .....................................................................37

Item 1.  Index to Exhibits....................................................37

                                     PART I

Item 1.           Description of Business

         The Players Network (the "Company") was incorporated under the laws of the State of Nevada, on March 16, 1993. The Company owns and operates a digital 24-hour gaming and entertainment network called "PLAYERS NETWORK" which specializes in producing television programming to serve the gaming industry. The Company currently broadcasts its programming directly into the guestrooms of casino hotels through a customized private cable channel. The Company's format is designed to educate new players and promote casino games and activities. The Company's programming includes shows in basic gaming instruction, news, sports and racing, entertainment and tournaments. The Company has, until recently, primarily operated as a television and video production company and programming distributor. Over the past years the Company has expanded the placement of its programming from hotel rooms and casino floors to home computers through the world wide web.

Products and Services.
----------------------

         In addition to operating a 24-hour closed-circuit gaming entertainment television network in a limited format to guestrooms in casino hotels, the Company's programming is also accessible on casino floors through interactive kiosks.

         The Company has produced a series of gaming instructional videos, including videos entitled "Game Watch" for International Game Technology ("IGT"). IGT distributes these videos to their casino customers to educate them on the latest slot machines and technology.

         The Company also operates and rents a television and video production sound stage in Las Vegas, Nevada.

         In September 1999 the Company launched PlayersNetwork.com, the Company's gaming portal and e-commerce world wide web site. Currently in the preview stage, www.PlayersNetwork.com (hereinafter referred to as "PlayersNetwork.com" or the "Company's Web Site") is a full service gaming information, e-commerce and interactive world wide web site. When fully operational, the Company anticipates that PlayersNetwork.com will include instructional videos both on a streaming full motion video basis and on demand. In addition to teaching visitors how to play casino games, PlayersNetwork.com allows visitors to preview casinos worldwide, make reservations and receive discounts on such items as airfare, hotels and gaming merchandise. PlayersNetwork.com will feature: (i) 24-hour televised live and prerecorded gaming-related programming, (ii) on-demand information services, including gaming financial reports, casino executive and industry profiles, gaming news reports, national lottery picks, show previews and a gaming travel guide and
(iii) interactive multimedia services, including, daily slot and poker tournaments, interactive slot and video play, live chat and interviews with guests from the gaming industry and live events and special report web-cast.

         In December 1999 the Company entered into an agreement with Play Streaming Media Group ("Play") whereby the Company received the right to utilize Play's GlobeCaster video production system for the Company's network operations, video productions and world wide web broadcasting. The Company will utilize this technology to enter the video commerce industry with the launch of a 24-hour television network on their PlayersNetwork.com gaming and entertainment internet portal website. Play's GlobeCaster will enable the Company to record, edit and stream video onto the internet through PlayersNetwork.com. The Company plans to provide live broadcasts and pre-recorded programming on events involving the gaming and entertainment industries.

Distribution and Marketing
--------------------------

         The Company markets its closed-circuit network television programs through "PLAYERS NETWORK" to hotel casinos. The Company's programming is currently available in hotel casinos in Nevada, Iowa, Louisiana and Mississippi. The Company's web site targets the millions of people who visit casinos in the United States each year as well as the those individuals who visit gaming destinations worldwide and who have access to the internet through a personal computer (and, to a limited extent, through a Web-TV). PlayersNetwork.com currently attracts individuals seeking gaming instruction, gaming merchandise, travel packages and city directories. As soon as it becomes fully operational, the Company's Web Site will target individuals seeking 24 hour live televised gaming-related programming and interactive multimedia services.

         In order to create an awareness of the Company's existence among individuals in the target markets, the Company intends to focus its marketing efforts primarily on other web sites that are co-branded with the Company's Web Site and which will enable users of the other sites to link up to the Company's Web Site. The use of search engines will also enable PlayersNetwork.com to be listed as a match if users type in key words such as "gaming," "poker," "racing" or "Las Vegas hotels and casinos." The Company will also employ direct marketing techniques that will primarily consist of mass mail campaigns targeting people who have been a guest at a casino resort in the last 36 months. Additionally, the Company will advertise the Company's Web Site through traditional media advertising, including radio, television, print and publicity campaigns.

Competition.
------------

         The Company is not aware of any other companies that currently offer services similar to the ones it provides within hotels and casinos. The Company believes that the hotels and casinos that currently provide guests with instructional video gaming and entertainment services either produce such products in-house or engage the services of video producers who do not specialize in producing videos for the gaming industry. Unlike these other video producers, the Company has already built a significant gaming video library, developed and acquired market research studies to validate audience demand, owns digital broadcast equipment and software and has aligned itself with a reserve of writers, producers and directors who understand the casino industry.

         Additionally, the Company believes that PlayersNetwork.com is the only web site that focuses on the gaming industry by offering gaming entertainment, education and information, gaming city directories, and thousands of gaming products but does not contain gambling. Although other internet sites provide travel reservation services, offer show tickets and educate their audiences about various gaming destinations, PlayerNetwork.com offers these services in addition to its original programming content.

Principal Suppliers.
--------------------

         The Company's three principal suppliers are: (i) the Gamblers General Store ("General Store"), (ii) iTravel Marketing, Inc. ("Travel") and (iii) Play Streaming Media Group ("Play"). The General Store, which is the largest gambling supply store in the world, has given the Company the right to market and sell the General Store's products on the Company's Web Site. Currently the Company offers 900 products from the General Store's catalogue, including, playing cards, gaming chips, casino tables and slot and video poker machines. Travel provides individuals who are visiting the Company's web site access to, among other things, airline, rental car and hotel room reservations and golf tee-times. Play provides the Company equipment, training and technical support for the Company' s internet broadcast business.

Trademark.
----------

         The slogans "Everybody wants to be a player" and "The only game in town" are registered trademarks of the Company with the United States Patent and Trademark Office. The Company has filed applications for the trademark "Players Network" and for the service mark "Players Network" and is awaiting registration of these marks.

Need for Governmental Approval.
-------------------------------

         The Company does not believe that any governmental approvals are required to sell its products or services.

Cost of Research and Development.
---------------------------------

         In the last two years the Company has expended approximately $2,000,000 in research and development activities related to developing the Company's video library and internet site, including market research and the purchase of certain computer hardware and software.

Employees.
----------

         The Company currently has six full-time employees. Management will hire additional employees on an as needed basis. The Company is not a party to any collective bargaining agreement or labor union contract, nor has it been subjected to any strikes or employment disruptions in its history.


Item 2.           Management's Discussion and Analysis of Plan of Operation


Overview
--------

         The Company provides television and video production and programming related to gaming instruction and information to hotel casinos in Las Vegas and hotels throughout the United States on a private cable channel known as "PLAYERS NETWORK". The Company also has an independent working sound stage in Las Vegas on which it produces videos and rents to various production companies.

         In June 1999, the Company decided to capitalize on the opportunities available on the Internet and started a full e-commerce model, selling goods and services on a web site known as PLAYERSNETWORK.COM.

         The Web site, which is currently operational and being expanded, provides consumers with gaming "How to Play" information in print form and video from the Company's existing library of instructional gaming videos. PLAYERSNETWORK.COM provides visitors with gaming supplies at The Players General Store, a 900 item catalogue of gaming items including "How to Play" books and tapes, playing cards, casino quality gaming chips, casino game table tops, and actual casino tables and slot machines purchased off the floor of Las Vegas's casinos. PLAYERSNETWORK.COM also provides travel, tour, show ticket, and golf time reservation services.

         The Web site also provides information on every casino/gaming site worldwide and "City Guides" to every location where casinos are located. In addition, the site provides financial reports on casino and gaming companies stocks.

         The Company is establishing itself as a full 24-hour digital web broadcaster featuring live and previously recorded content.

         The Company had accumulated operating deficits of $3,543,298 and $2,853,502 as of September 30, 1999 and December 31, 1998, respectively. However, the Company had stockholders' equity of $762,337 and $527,623 as of September 30, 1999 and December 31, 1998, respectively.

         The Company expects operating losses and negative operating cash flow to continue for the foreseeable future. It anticipates losses to continue because it expects to incur additional costs and expenses related to brand development; marketing and other promotional activities, hiring of management, sales and other personnel; the expansion of infrastructure and customer support services; strategic relationship development; and possibly, the acquisition of related complementary businesses.

         The  Company  saves  a  significant   amount  of  cash  by  offering  a
combination of cash and common stock and/or stock options to vendors and outside consultants for services and asset acquisition.

         Although the Company has experienced revenue growth since implementing its Internet e-commerce business, continued revenue growth may not be indicative of future operating results and there can be no assurance that it will achieve or maintain profitability.

         Due to these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily a good indication of future performance. The results of operations in some future periods may be below the expectations of analysts and investors.

         While expanding its Internet e-commerce, the Company expects to enter into many barter arrangements. For the year ended December 31, 1998, the amounts of barter expense and revenue from the Internet are immaterial to the Company's operations. The Company saves money each year in travel expenses by using complimentary hotel rooms and food service for production staff and talent at client hotels during production shoots.


Liquidity and Capital Resources
-------------------------------

         To date, operations have been financed from the sale of common stock, stockholder loans, equipment loans, and capital equipment leasing arrangements.

         As of September 30, 1999, the Company had $5,121 in cash. The Company has not established a line of credit with any financial institution and will continue to rely on the sale of stock for on-going liquidity.

         During the nine months ended September 30, 1999, an officer exchanged $289,366 of loans for 859,597 shares of common stock. During the year ended December 31, 1998, a shareholder exchanged $294,069 of loans for 408,430 shares.

         As the Company pursues its Internet e-commerce strategy, it expects to increase the number of full time employees. In the fourth quarter of 1999, the Company added three employees raising the total to six.


Recent Events
-------------

         The Company signed three agreements with hotels in December 1999 and January 2000, which will increase monthly subscription revenues by $10,000 per month. The agreements also include licensing fees of $48,000.

         In November 1999, the Company signed a production for hire agreement worth $240,000 to produce 40 videos from January to May 2000.

         In December 1999, the Company signed an agreement with Play Streaming Media Group, which agreed to deliver to the Company six "GlobeCasters" at no cost to the Company in exchange for syndication of PLAYERS NETWORK online video content. The syndication of online video content is referred to "V-Commerce" is an area of high interest among media companies.

         This equipment enables PLAYERS NETWORK to become a 24-hour a day web network broadcaster. The Company will be the first digital network focused gaming and entertainment content.

         In January 2000, the Company signed an agreement with iTravel Marketing and YouTicket.com to fulfill worldwide website room reservations, golf tee times and show tickets. iTravel Marketing also provides e-commerce Internet solutions and software and is the Company's Internet site programmer.


Forward Looking Statements
--------------------------

         Except for the historical information contained herein, certain of matters discussed in this report are "forward-looking statements" as defined in the Securities Exchange Act of 1934, as amended, which involve certain risks and uncertainties which could cause actual results to differ materially from those discussed herein. Such risks and uncertainties include, but are not limited to recoverability of the capitalized video production costs, liquidity and financing requirements, variability of quarterly results and prior losses, certain accounting policies including amortization and adjustments of the costs, dependence on key personnel, production deficits, risks involved in the Internet, competition, government regulation, labor relations, limited operating history and continued operating losses. In addition, the Company faces risks associated with offering new services, risks associated with growth and expansion, liability for online content, rapidly changing technology, standards and consumer demands, online commerce security risks, including credit card fraud, system disruptions and capacity constraints. See the relevant discussions elsewhere herein.

Years Ended December 31, 1998 and 1997
--------------------------------------

         Revenues increased 3,089% from $10,000 for the year ended December 31, 1997 to $308,872 for the year ended December 31, 1998. The increase in revenues is due to the Company starting operations after leaving the development stage. The Company signed its first hotel client in the first quarter of 1998. The Company also had its first pay for production and stage rental income in the second quarter of 1998. The Company signed two more hotel customers and continued to perform paid production and obtain stage rentals through the remainder of the year.

         Selling, general and administrative charges increased 19% from $492,399 for the year ended December 31, 1997 to $586,637 for the year ended December 31, 1998. The increase in operating expenses was due to increases in office staff, sales and marketing expenses, legal and accounting expenses, occupancy expense and common stock issued for services rendered.

         Stock based compensation charged to operations was $324,537 for the year ended December 31, 1998. There was none charged to operations in 1997. Stock based compensation consists of common stock warrants and options issued to outside service providers in lieu of cash. In addition, the Company capitalized $51,690 for the year ended December 31, 1997 and $237,913 for the year ended December 31, 1998 as video production costs. These costs include writers, directors, production supervisors whose services otherwise would be unaffordable to the Company.

         Depreciation and amortization increased 332% from $28,208 for the year ended December 31, 1997 to $121,969 for the year ended December 31, 1998. The increase was due to amortization of the capitalized video production costs, the carrying value of which increased 43% from $656,757 at December 31, 1997 to $940,848 at December 31, 1998.

         Interest expense increased 226% from $20,780 for the year ended December 31, 1997 to $67,859 for the year ended December 31, 1998 due to the increase in leases outstanding and the average balance of stockholders' loans throughout the year.


Nine Months Ended September 30, 1998 and 1999
---------------------------------------------

         Revenues increased 11% from $ 218,970 for the period ended September 30, 1998 to $242,858 for the period ended September 30, 1999. The Company increased the number of hotel clients from three to five in 1999; however, it was unable to charge the new customers as much as they charged the earlier customers. The Company's second largest customer declined to renew its network license after a change in ownership.

         Selling, general and administrative charges increased 45% from $376,016 for the period ended September 30, 1998 to $546,310 for the period ended September 30, 1999. The increase in operating expenses was due to increases in office staff, sales and marketing expenses, and Internet programming development.

         Stock based compensation charged to operations was $243,043 for the period ended September 30, 1999. Stock based compensation consists of common stock, warrants and options issued to outside service providers in lieu of cash. In addition, the Company capitalized $0 for the period ended September 30, 1998 and $26,600 for the period ended September 30, 1999 as capitalized video production costs. These costs include writers, directors, production supervisors whose services other wise would be unaffordable to the Company.

         Depreciation and amortization increased 6% from $98,649 for the period ended September 30, 1998 to $104,302 for the period ended September 30, 1999. This was due to increase in amortization of the capitalized video production costs the value of which increased 38% from $685,097 at September 30, 1998 to $948,015 at September 30, 1999.

         Interest expense decreased 26% from $52,985 for the period ended September 30, 1998 to $38,999 for the period ended September 30, 1999 due to the conversion of $289,366 of shareholder loans to equity at various times from December 31, 1998 to September 30, 1999.


Year 2000 Readiness Disclosure
------------------------------

         Many existing computer programs cannot distinguish between a year beginning with "20" and a year beginning with "19" because they use only the last two digits to refer to a year. For example, these programs cannot tell the difference between the year 2000 and the year 1900. As a result, these programs may malfunction or fail completely.

         Since our business, and consequently, our hardware, telecommunication and software systems are new, we believe most of these systems are already year 2000 compliant and we do not expect internal year 2000 problems to materially affect us. Nevertheless, because our business relies heavily on the internet and on computer and telecommunication systems, including those of our suppliers, customers and other third parties, the year 2000 problem could seriously harm us.


Item 3.           Description of Property


         The principal executive office of the Company is located at 4620 Polaris Avenue, Las Vegas, Nevada 89103. This facility houses the Company's technical and administrative operations. The Company subleases approximately 7,200 square feet of combined office space and soundproofed warehouse at these premises pursuant to a 12 month sublease which commenced on March 1, 1998 and which is continuing on a month to month basis. The monthly rent is $5,300. The Company is currently negotiating a new lease arrangement for these premises with the lessor.

         The Company believes that this leased property is in good condition, is well maintained and is adequate for the Company's current and immediately foreseeable operating needs. The Company does not have any policies regarding investments in real estate, securities or other forms of property.


Item 4.           Security Ownership of Certain Beneficial Owners and Management


Security Ownership of Certain Beneficial Owners.
------------------------------------------------

         The following table sets forth information, to the best of the Company's knowledge, as of January 4, 2000, regarding the beneficial ownership of the Company's common stock by each person who is known by the Company to beneficially own more than 5 percent of the Company's common stock.


Title of Class              Name and Address of           Amount and Nature of          Percent of
--------------              --------------------          ---------------------         ----------
                            Beneficial Owner              Beneficial Ownership          Class(1)
                            ----------------              --------------------          --------

Common Stock                Mark Bradley                  3,580,277(2)                  45%
                            4620 Polaris Avenue
                            Las Vegas, NV 89103

Common Stock                Cede & Company                1,037,855                     14.9%
                            P.O. Box 222
                            Bowling Green Station
                            New York, NY 10274

Common Stock                Joost Van Adelsberg           414,258(3)                    5.9%
                            1809 Via Visalia
                            Palos Verdes, CA 90274


(1) This table is based on 6,977,920 shares of Common Stock outstanding on January 4, 2000. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from January 4, 2000, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
(2) This figure includes: (a) 18,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options, 3,000 of which are exercisable at a price of $.60 per share and 15,000 of which are exercisable at a price of $.75 per share and (b) 950,000 shares of Common Stock issuable upon the exercise of a currently exercisable warrant, 300,000 of which are exercisable at a price of $1.25 per share, 300,000 of which are exercisable at a price of $.90 per share and 350,000 of which are exercisable at a price of $1.75 per share.




(3) This figure includes 36,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options, 12,000 of which are exercisable at a price of $.75 per share, 3,000 of which are exercisable at a price of $.60 per share and 21,000 of which are exercisable at a price of $2.50 per share.



Security Ownership of Management.
---------------------------------

         The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of January 4, 2000 by: (i) each of the Company's directors, (ii) each of the executive officers named in the summary compensation table set forth in Item 6 -- "Executive Compensation", and
(iii) all directors and executive officers of the Company as a group.



Title of Class              Name and Address of           Amount and Nature of          Percent of
--------------              --------------------          ---------------------         ----------
                            Beneficial Owner              Beneficial Ownership          Class(1)
                            ----------------              --------------------          --------

Common Stock                Mark Bradley                  3,580,277(2)                  45%
                            4620 Polaris Avenue
                            Las Vegas, NV 89103


Common Stock                Seth A. Horn                  50,000                        0.7%
                            4652 Chamrock Dr.
                            Irvine, CA 92604

Common Stock                Darius Irani                  252,088(3)                    3.6%
                            1809 Via Visalia
                            Palos Verdes, CA 90274

Common Stock                Peter Rona                    157,000(4)                    2.2%
                            14 Meteor Dr.
                            Etobicoke, ON
                            MOW 1A4
                            Canada

Common Stock                Joost Van Adelsberg           414,258(5)                    5.9%
                            1809 Via Visalia
                            Palos Verdes, CA 90274

Common Stock                Directors and Executive       4,453,623(6)                  55%(7)
                            Officers as a Group

(1) This table is based on 6,977,920 shares of Common Stock outstanding on January 4, 2000. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from January 4, 2000, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.




(2) This figure includes: (a) 18,000 shares issuable upon the exercise of currently exercisable stock options, 3,000 of which are exercisable at a price of $.60 per share and 15,000 of which are exercisable at a price of $.75 per share and (b) 950,000 shares issuable upon the exercise of a currently exercisable warrant, 300,000 of which are exercisable at a price of $1.25 per share, 300,000 of which are exercisable at a price of $.90 per share and 350,000 of which are exercisable at a price of $1.75 per share.
(3) This figure includes 43,500 shares issuable upon the exercise of currently exercisable stock options, 15,000 of which are exercisable at a price of $.75 per share, 3,000 of which are exercisable at a price of $.60 per share and 25,500 of which are exercisable at a price of $2.50 per share.
(4) This figure includes 68,000 shares issuable upon the exercise of currently exercisable stock options, 65,000 of which are exercisable at a price of $.75 per share and 3,000 of which are exercisable at a price of $.60 per share.
(5) This figure includes 36,000 shares issuable upon the exercise of currently exercisable stock options, 12,000 of which are exercisable at a price of $.75 per share, 3,000 of which are exercisable at a price of $.60 per share and 21,000 of which are exercisable at a price of $2.50 per share.
(6) This figure is based on the current number of shares of Common Stock that each director and executive officer of the Company owns plus the number of shares of Common Stock that each director and executive officer has the right to obtain within 60 days from January 4, 2000.
(7) This percentage was derived by dividing the figure obtained in footnote (6) above by the total number of shares of Common Stock outstanding as of January 4, 2000 plus the number of shares of Common Stock that each director and executive officer has the right to obtain within 60 days from January 4, 2000.


Item 5.          Directors and Executive Officers, Promoters and Control Persons


         The Company's directors and executive officers, and their ages as of January 4, 2000 are as follows:

Name                            Age         Position
----                            ---         --------
Mark Bradley                    37          Chief Executive Officer and Director
Seth A. Horn                    44          Chief Financial Officer
Darius Irani                    67          Director
Peter Rona                      53          Chairman and Director
Dr. Joost Van Adelsberg         75          Director

Terms of Directors.
-------------------

         Mark Bradley has served as a director of the Company since its inception in 1993. Peter Rona has served as a director of the Company for one year and Dr. Joost Van Adelsberg and Darius Irani have served as directors of the Company for the past two years. The directors of the Company serve as such until the next annual meeting of the stockholders and until their successors are elected and qualified.


Business Experience of the Directors and Executive Officers.
------------------------------------------------------------

         Mark Bradley is the Company's founder and chief executive officer. Mr. Bradley was a staff producer/director at United Artists where he produced original programming and television commercials and also directed multi-camera music videos and live to tape sports and variety shows. Mr. Bradley was a studio manager and postproduction supervisor with United Cable Television in Los Angeles. In this capacity he engaged in the production, packaging and syndication of television film productions and a myriad of other entertainment programming content for such media venues as HBO, Nickelodeon, Prime Ticket and MTV. He was also engaged as an independent producer/director, creating and promoting live pay-per-view events for television, negotiating entertainment programming distribution deals and budgeting and packaging television programming. In 1985 he created the Real Estate Broadcast Network which was the first 24-hour real estate channel. In 1984 he joined the partnership of JMJ Communications. He performed media buying and selling services, produced corporate promotional and marketing videos, and developed direct-response marketing companies for consumer products. Mr. Bradley's education includes the completion of the producers program at the University of California Los Angeles.

         Seth Horn is the Company's chief financial officer. He has over ten years of experience in financial and accounting management and has been a certified public accountant for almost 20 years. He has experience in capital markets, mergers and acquisitions, SEC reporting, securities registration and proxy statements. From 1991 to 1998 Mr. Horn was a managing director at General Capital, an Investment Banking firm in Newport Beach, California, from 1997 to 1998 he was the Chief Financial Officer and Controller at International Vinyl Products and from 1998 to 1999 Mr. Horn was a consultant to Powerine Oil Company. Mr. Horn has a Bachelor of Arts degree in accounting and business from Pennsylvania State University.

         Darius Irani is a member of the Board of the Directors of the Company. Mr. Irani is the managing partner of DHIJ Management Company, a company that owns and manages real estate income properties. From 1964 to 1992 Mr. Irani worked at Allied Signal Aerospace Company ("Allied") in various technical and management capacities. Mr. Irani's most recent position with Allied was as Director of Engineering of the Actuation System Division where he was responsible for the primary and secondary flight controls for both commercial and military aircraft. Mr. Irani holds a Masters Degree in Electrical Engineering from the University of Toronto.

         Peter Rona is the Chairman of the Company and is a member of the Company's Board of Directors. In 1985 Mr. Rona founded a communications and entertainment company named Network North, Inc. ("Network). Mr. Rona is Network's Chairman, President and Chief Executive Officer. Network's wholly owned subsidiary, NTN Interactive Network, Inc. ("NTN") is the exclusive Canadian licensee of NTN Communications, Inc., a leading producer and programmer of interactive television and on-line and internet entertainment. Magic Lantern Communications, Ltd., another wholly owned subsidiary of Network, markets and distributes educational video products, media resources and software to educational networks and governmental agencies. Mr. Rona has been President of Anor Management Services, Ltd., a personal consulting and management company since 1973. He was also a director of NorBee Financial Services, Inc., a company that specializes in mortgage brokerage and other financial services. Mr. Rona received a Bachelor of Arts degree from Sir Williams University in Montreal and Quebec.

         Dr. Joost Van Adelsberg is a member of the Board of Directors of the Company. Dr. Van Adelsberg is a medical doctor and currently has an active family practice in California. He is a member and is on the staff of the Little Company of Mary Hospital in Torrance, California. Dr. Van Adelsberg is a clinical instructor at the Department of Family Practice, School of Medicine at the University of California at Los Angeles.


Family Relationships.
---------------------

         There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.


Involvement in Certain Legal Proceedings.
-----------------------------------------

         The Company is not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, promoter or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations. Moreover, no bankruptcy petition has been filed by or against any business of which a director, director nominee, promoter or control person was a general partner or executive officer either at the time of such bankruptcy or within two years prior to that time.

Item 6.           Executive Compensation



                                                                       Long Term Compensation
                                                                       ----------------------
                           Annual Compensation                         Awards         Payouts
-------------- -------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
(a)            (b)      (c)               (d)         (e)           (f)           (g)           (h)         (i)
Name and                                              Other                       Securities
Principal                                             Annual        Restricted    Underlying                All Other
Position                                              Compen-       Stock         Options/      LTIP        Compen-
               Year     Salary            Bonus       sation        Award(s)      SARs          Payouts     sation
-------------- -------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Mark Bradley   1997     $75,232.50(1)     None        None          None          None          None        None
CEO
-------------- -------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Mark Bradley   1998     $151,240(2)       None        None          None          None          None        None
CEO
-------------- -------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Mark Bradley   1999     $78,100(3)        None        None          None          None          None        None
CEO
-------------- -------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------
Peter Rona     1999     $26,350(4)        None        None          None          None          None        None
Chairman
-------------- -------- ----------------- ----------- ------------- ------------- ------------- ----------- -----------

(1) Mark Bradley's salary consisted of cash in the amount of $75,000 and 23,250 shares of the Corporation's Common Stock valued at $.01 per share.
(2) Mark Bradley's salary consisted of cash in the amount of $150,000 and 4,000 shares of the Corporation's Common Stock valued at $0.31 per share.
(3) Mr. Bradley's salary consisted of cash in the amount of $75,000 and 10,000 shares of the Corporation's Common Stock valued at $0.31 per share.
(4) Mr. Rona's salary consisted of 85,000 shares of the Corporation's Common
Stock valued at $0.31 per share.


Standard Arrangements
---------------------

         Directors of the Corporation do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are given 2,000 shares and 3,000 options of the Corporation's Common Stock for each meeting of the Board of the Directors that such director attends.


Item 7.           Certain Relationships and Related Transactions

         There have not been any transactions or proposed transactions during the past two years to which the Company was or is to be a party in which any director, executive officer, any nominee for election as a director, any person holding more than 5% of the Company's voting securities or any member of the immediate family of any of these persons had or is to have a direct or indirect material interest.

Item 8.           Description of Securities

         The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $0.001 par value. As of January 4, 2000, 6,977,920 shares of Common Stock were issued and outstanding. All Shares of Common Stock entitle the holder thereof to: (i) one non-cumulative vote for each share held of record on all matter submitted to a vote of shareholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are full paid and non-assessable. There are not provisions in the Articles of Incorporation or the Bylaws of the Company that would delay, defer or prevent a change in control of the Company.


                                     Part II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


         The Company's Common Stock is currently traded on the over the counter bulletin board market (OTCBB) under the symbol PNTV. The following table sets forth the high and low sales prices for each quarter within the last two fiscal years.

Fiscal Year Ended December 31, 1998
-----------------------------------

Quarter Ended                     High Sales Price              Low Sales Price
-------------                     ----------------              ---------------

March 31, 1998                    2 3/4                         2 7/16
June 30, 1998                     2 14/25                       1 /18
September 30, 1998                1 7/16                        9/16
December 31, 1998                 1 1/2                         3/8


Fiscal Year Ended December 31, 1999
-----------------------------------

Quarter Ended                     High Sales Price              Low Sales Price
-------------                     ----------------              ---------------

March 31, 1999                    1 1/2                         51/86
June 30, 1999                     11/16                         5/16
September 30, 1999                51/86                         5/16
December 31, 1999                 3/4                           10/37

         As of January 4, 2000, there were approximately 164 holders of record of the Company's Common Stock. The Company has not declared or paid any cash dividends on its Common Stock during the past two fiscal years and through September 30, 1999. The Company's board of directors currently intends to retain all earnings for use in the Company's business for the foreseeable future. Any future payment of dividends will depend on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's board of directors.


Item 2.           Legal Proceedings


         On August 16, 1999, Jerome S. Kutner filed a complaint in the District Court of Clark County Nevada against the Company. Mr. Kutner's complaint alleges that the Company breached the Independent Consulting/Finder Fee Agreement (the "Fee Agreement") between the Company and Mr. Kutner when the Company failed to pay him monies owed under the Fee Agreement. Mr. Kutner has requested $183,000 in damages. The Company has alleged in its answer to Mr. Kutner's complaint that the Fee Agreement was superceded by a Settlement Agreement pursuant to which the Company and Mr. Kutner agreed that: (i) their respective obligations under the Fee Agreement would be terminated and (ii) the Company would pay Mr. Kutner $5,539.00 as satisfaction in full of all monies owed to him (the "Settlement Sum"). It is the Company's contention that the Settlement Agreement controls in this case and that Mr. Kutner is only entitled to the Settlement Sum.


Item 3.           Changes in and Disagreements with Accountants


         The Company hired the accounting firm of Winter and Scheifley ("W&S") to audit its 1996 and 1997 financial statements. During such engagement W&S dissolved. The partner that had been in charge of auditing the Company's financial statements started his own practice and finished the 1996 and the 1997 Company audit. Although Mr. Scheifley proposed to audit the Company's 1998 financial statements, the Board of Directors of the Company determined that the Company should hire a larger and more established accounting company. Therefore, in December of 1999 the Company hired the accounting firm of Friedman, Alpren & Green.

         The Company did not have any disagreements with W&S or Mr. Scheifley on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Mr. Scheifley's report on the financial statements for 1996 and 1997 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles.

Item 4.           Recent Sales of Unregistered Securities


         During the last three fiscal years the Company has issued the following unregistered securities in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid in any of transactions listed below.

1. In January, 1997 the Corporation sold an aggregate of 16,000 shares of its Common Stock to four investors for a total offering price of $24,000, $15,000 of which was paid to the Corporation in cash and $9,000 of which was given to Corporation in the form of consulting and production services.

2. In February, 1997 the Corporation sold an aggregate of 37,500 shares of its Common Stock to three investors for a total offering price of $11,550, $11,250 of which was paid to the Corporation in cash and $300 of which was given to the Corporation in the form of consulting and production services.

3. In March, 1997 the Corporation sold 27,000 shares of its Common Stock to one investor for $40,500.

4. In April, 1997 the Corporation sold an aggregate of 175,130 shares of its Common Stock to 19 investors for total offering price of $255,245, $45,800 of which was paid to the Corporation in cash and $209,445 of which was given to the Corporation in the form of consulting and production services.

5. In July, 1997 the Corporation sold 100,000 shares of its Common Stock to one investor for $1,000.

6. In August, 1997 the Corporation sold an aggregate of 286,375 shares of its Common Stock to three investors for $224,295, $2,420 of which was paid to the Corporation in cash and $221,875 of which was given to the Corporation in the form of consulting and production services.

7. In September, 1997 the Corporation sold an aggregate of 156,169 shares of its Common Stock to 13 investors for $226,803.50, $163,153.50 of which was paid to the Corporation in cash and $63,650 of which was given to the Corporation in the form of consulting and production services.

8. In October, 1997 the Corporation sold an aggregate of 203,500 shares of its Common Stock to five investors for $305,250, $5,250 of which was paid to the Corporation in cash and $300,000 of which was given to the Corporation in the form of consulting and production services.

9. In December, 1997 the Corporation sold an aggregate of 393,520 shares of its Common Stock to nine investors for cash in the amount of $58,110.95.

10. In February, 1998 the Corporation sold 33,333 shares of its Common Stock to one investor for cash in the amount of $50,000.

11. In April, 1998 the Corporation issued 10,000 shares of its Common Stock to one individual for consulting and production services rendered to the Corporation in the amount of $15,000.

12. In July, 1998 the Corporation sold 20,000 shares of its Common Stock to one investor for cash in the amount of $20,000.

13. In August, 1998 the Corporation sold an aggregate of 20,000 shares of its Common Stock to three investors for cash in the amount of $20,000.

14. In September, 1998 the Corporation sold 3,000 shares of its Common Stock to one investor for cash in the amount of $3,000.

15. In October, 1998 the Corporation issued an aggregate of 112,600 shares of its Common Stock to 14 individuals in return for consulting and production services in an aggregate amount of $112,600.

16. In November, 1998 the Corporation issued an aggregate of 64,000 shares of its Common Stock to seven individuals in return for consulting and production services in an aggregate amount of $64,000.

17. In December, 1998 the Corporation issued an aggregate of 14,000 shares of its Common Stock to seven individuals in return for consulting and production services in an aggregate amount of $14,000.

18. In January, 1999 the Corporation sold an aggregate of 294,000 shares of its Common Stock to 13 investors for $115,980, $104,980 of which was paid to the Corporation in cash and $11,000 of which was given to the Corporation in the form of consulting and production services.

19. In February, 1999 the Corporation issued an aggregate of 77,000 shares of its Common Stock to 8 individuals in return for consulting and production services in an aggregate amount of $77,000.

20. In March, 1999 the Corporation issued an aggregate of 6,400 shares of its Common Stock to three individuals in return for consulting and production services in an aggregate amount of $6,400.

21. In April, 1999 the Corporation issued an aggregate of 83,000 shares of its Common Stock to three individuals in return for consulting and production services in an aggregate amount of $83,000.

22. In May, 1999 the Corporation sold an aggregate of 65,333 shares of its Common Stock to 13 investors for $50,333, $15,000 of which was paid to the Corporation in cash and $35,333 of which was given to the Corporation in the form of consulting and production services.

23. In June, 1999 the Corporation issued an aggregate of 23,000 shares of its Common Stock to six individuals in return for consulting and production services in an aggregate amount of $23,000.

24. In August, 1999 the Corporation sold 10,000 shares of its Common Stock to one investor for $5,000.

25. In October, 1999 the Corporation sold 33,000 shares of its Common Stock to three investors for $12,130.

26. In December, 1999 the Corporation sold an aggregate of 823,700 shares of its Common Stock to 60 investors for $506,450, $237,750 of which was paid to the Corporation in cash, $268,700 of which was given to the Corporation in the form of consulting and production services.


Item 5.           Indemnification of Directors and Officers


         Section 6 of the Company's Articles of Incorporation contains a provision that eliminates or limits the personal liability of a director, officer or stockholder for damages for breach of a fiduciary duty but does not eliminate or limit the liability of a director, officer or stockholder for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes.

FRIEDMAN
ALPREN &                                                      1700 BROADWAY
GREEN LLP                                                     NEW YORK, NY 10019
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS                  212-582-1600
                                                              FAX 212-265-4761
                                                              www.nyccpas.com




                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
   THE PLAYERS NETWORK


           We have audited the accompanying balance sheet of THE PLAYERS NETWORK as of December 31, 1998, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of THE PLAYERS NETWORK for the year ended December 31, 1997. The financial statements for the year ended December 31, 1997 were audited by other auditors whose reports express unqualified opinions on those statements, and our opinion, insofar as it relates to amounts for the year ended December 31, 1997 included in the statements of operations, cash flows and changes in stockholders' equity, is based solely on the reports of the other auditors.

           We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

           In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of THE PLAYERS NETWORK as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.









                                                   Friedman Alpren & Green LLP


February 1, 2000

                       THE PLAYERS NETWORK
                          BALANCE SHEET
                        DECEMBER 31, 1998




ASSETS

     Current assets
        Cash                                                        $     1,823
        Prepaid expenses                                                  2,336
                                                                    -----------
            Total current assets                                          4,159

     Property and equipment - net                                       329,599

     Capitalized video production costs - net                           940,848

     Intangible and other assets                                         10,953
                                                                    -----------

        Total assets                                                $ 1,285,559
                                                                    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities
        Accounts payable                                            $    92,957
        Accrued expenses                                                 31,696
        Current portion of long-term liabilities                         22,932
        Installment purchase agreement                                  156,500
        Notes payable, stockholders                                     411,304
                                                                    -----------
             Total current liabilities                                  715,389


     Long-term liabilities, less current portion                         42,547
                                                                    -----------

            Total liabilities                                           757,936
                                                                    -----------

STOCKHOLDERS' EQUITY

        Common stock, $.001 par value
            25,000,000 shares authorized
            4,666,821 shares
            issued and outstanding                                        4,666
        Additional paid-in-capital                                    3,376,459
        Accumulated deficit                                          (2,853,502)
                                                                    -----------
            Stockholders equity                                         527,623

                                                                    -----------
        Total liabilities and stockholders' equity                  $ 1,285,559
                                                                    ===========

The accompanying notes are an integral part of these financial statements.

                               THE PLAYERS NETWORK
                             STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997







                                                        1998              1997
                                                    -----------     ------------

Revenues
    Network subscriptions                           $   216,104     $      --
    Other                                                92,768          10,000
                                                    -----------     -----------
        Total revenues                                  308,872          10,000
                                                    -----------     -----------

Operating expenses
    Selling, general and administrative                 586,537         492,399
    Stock based compensation, non-employees             324,537            --
    Depreciation and amortization                       121,969          28,208
                                                    -----------     -----------
        Total operating expenses                      1,033,043         520,607
                                                    -----------     -----------

Other expenses
    Interest expense                                     67,859          20,780
                                                    -----------     -----------

Net loss                                            $  (792,030)    $  (531,387)
                                                    ===========     ===========

Basic and diluted loss per share                    $     (0.19)    $     (0.14)

Weighted average shares outstanding                   4,070,204       3,773,294



The accompanying notes are an integral part of these financial statements.


                               THE PLAYERS NETWORK
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                  1998         1997
                                                              -----------    ---------
OPERATING ACTIVITIES:

     Net loss                                                   $(792,030)   $(531,387)

     Adjustments to reconcile net loss to
       net cash used in operating activities
        Depreciation and amortization                             121,969       28,208
        Common stock issued for services                          116,400         --
        Stock based compensation, non-employees                   324,537      151,814
                                                                ---------    ---------
                                                                 (229,124)    (351,365)
     Changes in Assets and Liabilities
        (Increase) Decrease in:
            Prepaid expenses                                         (176)         887
            Other assets                                             --         (6,000)
            Accounts and other payables                            (8,656)       7,331
            Accrued expenses                                       31,695         --
            Due to officer                                           --         34,300
                                                                ---------    ---------
     Net cash used in operating activities                       (206,261)    (314,847)
                                                                ---------    ---------

      Investing activities
            Increase in capitalized video production costs       (130,263)    (605,067)
            Acquisition of equipment                              (21,359)     (89,210)
            Increase in intangible assets                          (2,831)      (2,449)
                                                                ---------    ---------
     Net cash used in investing activities                       (154,453)    (696,726)
                                                                ---------    ---------

     Financing activities
            Proceeds from the issuance of common stock             93,000      345,988
            Proceeds from notes payable, stockholder              155,847      359,141
            Proceeds from equipment loan                           42,800         --
            Payments on long term liabilities                      (7,904)      (2,413)
                                                                ---------    ---------
     Net cash provided by financing activities                    283,743      702,716
                                                                ---------    ---------
     Net decrease in cash                                         (76,971)    (308,857)

     Cash, beginning of year                                       78,794      387,651
                                                                ---------    ---------

     Cash, end of year                                          $   1,823    $  78,794
                                                                =========    =========


     Suplemental cash flow information
        Interest paid                                           $   7,013    $   3,551

     Non-cash investing and financing activities
        Stock based compensation charged to expenses            $ 324,537         --
        Capitalized video costs paid with common stock          $ 237,913    $  51,690
        Common stock issued in exchange for shareholder loans   $ 294,069         --
        Equipment acquired through capital lease                     --      $  33,121
        Equipment acquired in exchange for stock                     --      $  75,000


The accompanying notes are an integral part of these financial statements.



                   THE PLAYERS NETWORK
       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                         Additional
                                                             Common Stock                 Paid-in         Accumulated
                                                                Shares         Amount     Capital           Deficit         Total
                                                         ---------------------------------------------------------------------------

                                                         0      3,565,130      $  3,565   $ 1,687,150  $ (1,530,085)     $ 160,630

Shares issued pursuant to  a private placement                    230,659           231       345,757             0        345,988

Shares issued for services and equipment                          185,669           185       278,319             0        278,504

Net loss                                                                0             0             0      (531,387)      (531,387)
                                                         ---------------------------------------------------------------------------

Balance at December 31, 1997                                    3,981,458         3,981     2,311,226    (2,061,472)       253,735

Shares issued for cash                                             76,333            76        92,924             0         93,000

Shares issued for services                                        200,600           201       300,699             0        300,900

Stock based compensation from options and warrants                      0             0       377,949             0        377,949

Shares issued at fair value to officer in exchange for debt       408,430           408       293,661             0        294,069

Net loss                                                                0             0             0      (792,030)      (792,030)
                                                         ---------------------------------------------------------------------------

Balance at December 31, 1998                                    4,666,821   $     4,666   $ 3,376,459   $(2,853,502)   $   527,623
                                                         ---------------------------------------------------------------------------
                                                         ---------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.


                               The Players Network
                          Notes to Financial Statements



1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Players Network (the "Company"), was organized under the laws of the State of Nevada on March 16, 1993. The Company is engaged in the development and marketing of a customized, interactive, full-service gaming television network.

The Company filed a 15c2-11 with the National Association of Securities Dealers, which became effective on March 30, 1998 and received the stock-trading symbol PNTV. The Company's common stock is listed on the Over the Counter Bulletin Board.

Estimates:
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Research and development:
The Company expenses all research and development costs related to the production of videos for its gaming television network. Research and development costs charged to operations were $44,363 for the year ended December 31, 1997.

Capitalized video production costs:
In 1997 and 1998, the Company capitalized the costs necessary to produce videos, and began amortizing the costs in 1998 over the expected marketable life of the videos, which is currently estimated at ten years. Management periodically evaluates the recoverability of the capitalized video production costs. Amortization expense of approximately $84,000 was charged to operations for the year ended December 31, 1998. There was no amortization expense in 1997.

Property and equipment:
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in that period. The cost of repairs and maintenance is charged to operations as incurred and significant renewals or betterments are capitalized.

Useful lives for property and equipment are as follows:

                  Office furniture    10 years
                  Office equipment   5-10 years
                  Video Equipment     10 years

Intangible assets:
The Company has applied for trademark protection for its videos. Trademark costs aggregating $2,449 are amortized using the straight-line method over a period of ten years.

The Company incurred certain costs in obtaining lease financing. These costs have been capitalized and are amortized over the lives of the leases (60 months).

                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS


Long-lived assets:
The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has identified no such impairment losses for 1998 and 1997.

Basic and diluted loss per share:
The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. Basic loss per share is unchanged on a diluted basis since the assumed exercise of potential common stock would have an anti-dilutive effect.

Revenue recognition:
The Company recognizes revenue from hotel in-house network contracts as the broadcasts are aired. Advertising revenue is recognized as the advertisements are aired.

Advertising costs:
The Company's policy is to expense advertising costs as a period expense. Advertising costs of $ 475 and $ 3,418 were charged to operations during the years ended December 31, 1998 and 1997, respectively.

Stock-based compensation:
The Company has adopted Statement of Financial Accounting Standard No. 123 (SFAS
123), "Accounting for Stock-Based Compensation". The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees", and has provided in Note 9 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

New accounting pronouncement:
SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities", was issued in June 1998 and was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. Adoption of these pronouncements is required for the period beginning on July 1, 2000. The Company does not expect these pronouncements to have a material impact on the results of operations of the company.

Reclassifications:
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS

 2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                  Furniture and equipment                     $   14,209
                  Video equipment                                359,622
                  Work-in process                                 21,359
                                                              ----------
                           Total cost                            395,190
                  Accumulated depreciation                       (65,591)
                                                              ----------
                           Net book value                     $  329,599
                                                              ==========


Depreciation expense charged to operations amounted to $37,257 and $28,208 for the years ended December 31, 1998 and 1997, respectively.

The cost of equipment held under capital leases totaled $ 33,121 at December 31, 1998. The related accumulated depreciation was $ 9,156 at December 31, 1998.


3. INSTALLMENT EQUIPMENT PURCHASE

During 1997, the Company entered into an agreement with a vendor to purchase video equipment for $326,500. The purchase has been executed through the exchange of 50,000 shares of common stock valued at $75,000, cash payment of $176,500 to be made in 1998, and $75,000 of deferred advertising services to be performed over a 3 year period. In addition, the vendor was given options to purchase an additional 20,000 shares of common stock at $2.50 per share and 30,000 shares at $3.00 per share. The options expired in 1998 and 1999 and were never exercised. The Company made $20,000 in payments of the installment agreement and performed no advertising services in 1998.

4. NOTES PAYABLE, STOCKHOLDERS

The Company has short-term notes payable with three stockholders aggregating $411,304 as of December 31, 1998. The notes are unsecured, payable on demand and bear interest at 10% per annum. Each of the note holders have the option to convert the debt instrument into shares of common stock at the average prevailing price per share at any time prior to repayment.

                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS




5. LONG-TERM LIABILITIES

The Company has the following long-term liabilities:

         Capital lease obligation payable to Advanta Business
         Services, collateralized by specified video equipment,
         payable in monthly installments of $228 including
         interest at 24.84%.                                           $  6,375

         Capital lease obligation payable to Granite Financial
         Services, collateralized by specified video equipment,
         payable in monthly installments of $661 including
         interest at 18.39%.                                             19,283

         Equipment loan payable to Granite Financial Services,
         collateralized by specified video equipment, payable in
         monthly installments of $1,022 including interest at
         16.4%.                                                          39,820
                                                                       --------

                                                                       $ 65,479
                                   Less: current portion                 22,932
                                                                       --------
                                                                       $ 42,547
                                                                       ========

Future minimum payments at December 31, 1998 are as follows:

                      Year Ending
                      -----------
                         1999                       $ 22,932
                         2000                         22,932
                         2001                         12,264
                         2002                          7,350
                         -----------------------------------
                                                   $  65,479
                                                   =========


 6. STOCKHOLDERS EQUITY

Common stock:
At inception, the Company issued 2,218,750 shares of its common stock for cash aggregating $2,500.

During March 1994 the Company issued 189,500 shares of common stock for services valued at $1,895. The shares were issued to the subscribers during 1997.

During December 1995 the Company issued 98,000 shares of common stock for cash aggregating $98,000.

                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS


During the period August to December, 1996 the Company issued 463,800 shares of its common stock for cash aggregating $695,700 in conjunction with a private placement offering. In addition, during the period March 1996 to December 1996 the Company authorized the issuance of 595,080 shares of its common stock in exchange for services valued at $892,620.

During the year ended December 31, 1997, the Company issued 50,000 shares of its common stock in exchange for fixed assets valued at $75,000, 34,460 shares in exchange for deferred video production costs valued at $51,690, and 101,209 shares in exchange for services valued at $151,814.

In addition, during the year ended December 31, 1997 the Company issued 230,659 shares of its common stock for cash aggregating $345,988.

In 1998, the Company issued 76,333 shares of its common stock for cash aggregating $93,000.

During the year ended December 31, 1998, the Company issued 123,000 shares in exchange for capitalized video production costs valued at $184,500 and 77,600 shares in exchange for services valued at $116,400. In addition, the president of the Company converted $294,069 of debt owed to him for 408,430 shares.

Warrants:
During 1996, the Company approved the issuance of 450,000 warrants for the purchase of common stock. These warrants were never issued and subsequently cancelled.

On January 15, 1996, the Company issued 90,000 warrants to five specific stockholders of record, with a 30-day call option at $.001 per warrant. The warrants expire on January 14, 2000 and carry an exercise price of $2.50 per share.

On April 1, 1997, the Company approved the issuance of 100,000 stock warrants to a stockholder. The warrants expire in 10 months and contain an exercise price of $1.75.

On December 4, 1997, the Company's principal stockholder received 350,000 warrants with an exercise price of $1.50 per share and a 60 month expiration period.

Stock Options:
On May 6, 1996 the Company approved the issuance of a total of 110,000 stock options to three stockholders. The options expire between 24 and 34 months and carry an exercise price of $2.50.

On January 20, 1997 the Company approved the issuance of 50,000 stock options as part of the purchase of video equipment (see Note 3).

On April 1, 1997 the Company approved the issuance of a total of 73,500 stock options to seven stockholders. The options expire between 12 and 24 months and contain exercise prices of $2.50 and $2.75.

                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS


On May 21, 1997 the Company approved the issuance of a total of 60,000 stock options to two stockholders. The options expire between 18 and 24 months and carry an exercise price of $2.50.

On August 8, 1997 the Company approved the issuance of a total of 68,000 stock options to ten stockholders. The options expire between 12 and 24 months and carry an exercise price of $2.50.

On December 4, 1997 the Company issued a total of 84,000 stock options to twelve stockholders. The options expire in 24 months and carry an exercise price of $2.50. In addition two stockholders received a total of 50,000 90-day stock options to purchase common stock at $1.75 per share.

On January 1, 1998, the Company issued 452,000 stock options that expire in 12 to 24 months and carry an exercise price of $2.50. In addition, the Company approved 299,500 stock options from February to December 1998 that expire in 12 to 24 months and carry exercise prices that range from $.60 to $2.50.

As of December 31, 1998 none of the warrants or options had been exercised.


7. INCOME TAXES AND DEFERRED INCOME TAXES

Income taxes and components of deferred tax assets are as follows:


         Deferred tax assets
                  Net operating loss carryforwards               $  931,515
                  Stock-based compensation                          110,343
                                                                  1,041,858
                                                                  ---------

                  Less - Valuation allowance                     (1,041,858)
                                                                 ----------

                                    Net deferred tax asset       $        0
                                                                 ==========

The Company has available net operating loss carryforwards of approximately $2,740,000, which expire as follows: 2010, $9,000; 2011, $1,732,000; 2012,
$531,000; and 2018, $468,000.


 8. COMMITMENTS

Effective December 4, 1997, the Company entered into an employment agreement with its president who is responsible for the day-to-day operations of the Company's business, the implementation of policies and creative direction of the Company. The Company agrees to pay an annual base salary of $70,000, adjusted annually for cost of living increases. As Executive Producer and Creator, the president will also be entitled to a 5% fee on any Company royalties received on the production content developed and produced by him. In 1998, the Company


                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS


issued 350,000 warrants to its president for a period of 5 years exercisable at $1.50 per share. Unpaid and accrued salaries of approximately $115,000 are included in notes payable to stockholders at December 31, 1998.

The Company entered into numerous "Hotel Affiliate Sales Agreements" with various hotels to provide an in-house gaming channel over a privately operated cable television distribution system. The Company agrees to install digital playback equipment and provide the programming, maintenance and service to this equipment at no additional cost. The term of these agreements range from 12 months to 24 months with renewal options.

On July 8, 1998 the company entered into an "Independent Consulting / Finders Fee Agreement" with an independent sales /marketing consultant to enhance the Company's business, for a term of 24 months. The Company will pay the independent contractor a base fee of $52,000 per year in cash and 25,000 shares of restricted stock. He will also receive a 10% commission on all upfront money for production and equipment along with a 3% commission on the gross / net revenues as defined.


9 - STOCK OPTIONS AND WARRANTS

The Company has issued stock options and warrants to purchase the Company's common stock to officers, key employees, directors and outsiders as compensation and for services rendered.
The stock options and warrants are summarized as follows:

                                            Number of        Weighted Average      Number of      Weighted Average
                                            Options         Exercise Price         Warrants         Exercise Price
                                            -------         --------------         --------         --------------


Outstanding at December 31, 1997                 495,500             $   2.46         990,000  $                3.96
Issued                                           751,500
                                                                         2.19              -
Exercised
                                                       -                                    -
Expired                                         (250,000)                2.37        (100,000)                  1.75
Cancelled                                                                            (450,000)                  6.67
                                                    -

Outstanding at December 31, 1998                 997,000              $  2.26         440,000   $               1.70

Stock options exercisable at:
    December 31, 1998                            997,000              $  2.26
    December 31, 1997                            495,500              $  2.46

Warrants exercisable at:
    December 31, 1998                                                                 440,000  $                1.70
    December 31, 1997                                                                 990,000  $                3.96




                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS


Summary information about the Company's stock options and warrants outstanding at December 31, 1998 is as follows:

                Outstanding and       Weighted Average
                Exercisable at        Contractual Periods       Weighted Average
               December 31, 1998            in Years             Exercise Price
               -----------------            --------             --------------

OPTIONS
-------
                  12,000                    2.00                $        0.60

                   9,000                    2.00                         0.75

                  36,500                    2.00                         2.50

                  25,000                    1.25                         2.50

                  50,000                    1.43                         2.50

                 265,000                    2.00                         2.50

                  80,000                    1.50                         2.50

                  30,000                    1.50                         3.00

                  16,000                    1.50                         2.50

                  31,000                    2.00                         2.50

                  20,000                    1.75                         2.50

                 220,000                    2.00                         1.75

                  13,000                    2.00                         1.75

                  23,000                    2.00                         2.50

                   3,000                    2.00                         2.50

                  25,000                    1.00                         1.00

                  38,500                    2.00                         2.50

                  50,000                    2.00                         2.50

                  13,000                    1.58                         2.50

                  10,000                    2.00                         2.50

                  27,000                    2.00                         2.50
                  ------                    ----                         ----

                997,000                    1.79            $             2.26
                =======                    ====            ==================

WARRANTS
                 350,000                    1.83           $             1.50

                 90,000                     2.00                         2.50
                440,000                     1.92           $             1.70
                =======                     ====           ==================

The Company accounts for stock options and warrants issued to non-employees under the fair value method, pursuant to SFAS No. 123, "Accounting for Stock - Based Compensation". The fair value of these stock options and warrants was calculated at the date of issuance using a Black-Scholes Option Valuation Model assuming a risk-free interest rate of 4.59% and a volatility factor of expected market price of the Company's common stock of 146.39%. Under the provisions of SFAS No. 123, compensation expense arising from the issuance of stock options and warrants for the year ended December 31, 1998 was $377,348 of which $53,413 was included in capitalized video production costs. The related deferred tax asset of approximately $128,500 is based on a 34% tax rate.

Compensation expense chargeable to operations for stock options and warrants issued to non-employees was not material for the year ended December 31, 1997.

                              THE PLAYERS NETWORK
                         NOTES TO FINANCIAL STATEMENTS


The Company also measures compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 in accounting for stock options issued to employees. Accordingly, compensation cost of $602 has been recorded for stock options issued to employees for the year ended December 31, 1998 using the intrinsic value method. In addition, the fair value of each stock option and warrant issued has been estimated on the issuance date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimating the fair value:

                    Dividend yield                                   0%
                    Risk-free interest rate                       4.59%
                    Expected life                         2 and 5 years
                    Expected volatility                         146.39%


Had compensation cost been determined under SFAS No. 123, net loss per share for the year ended December 31, 1998 would have been increased as follows :


                    Net loss
                           As reported                     $          (792,030)
                           Pro forma                                (1,036,539)

                    Basic and diluted loss
                       per share
                           As reported                     $             (0.19)
                           Pro forma                                     (0.25)

                               THE PLAYERS NETWORK
                                  BALANCE SHEET




                                          SEPTEMBER 30, 1999  SEPTEMBER 30, 1998
                                          ------------------  -----------------
ASSETS:

     Current assets
        Cash                                        $     5,121    $     5,574
        Prepaid expenses                                  8,394          5,551
                                                    -----------    -----------
            Total current assets                         13,515         11,125

     Property and equipment, net                        301,562        345,888

     Capitalized video production costs, net            948,015        685,097

     Intangible and other assets                         10,722          8,912
                                                    -----------    -----------

        Total assets                                $ 1,273,814    $ 1,051,022
                                                    ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities
        Accounts payable                            $    87,858    $    92,212
        Accrued expenses                                 59,340         29,564
        Current portion of long-term liabilities         13,880          5,779
        Installment purchase agreement                  156,500        156,500
        Notes payable, stockholders                     151,284        692,691
                                                    -----------    -----------
             Total current liabilities                  468,862        976,746


        Long-term liabilities, less current
             portion                                     42,615         21,220
                                                    -----------    -----------

            Total liabilities                           511,477        997,966
                                                    -----------    -----------

STOCKHOLDERS' EQUITY

        Common stock, $.001 par value
            25,000,000 shares authorized
            5,836,151 and 4,067,791 shares
            issued and outstanding                        5,836          4,068
        Additional paid-in-capital                    4,299,799      2,419,140
        Accumulated deficit                          (3,543,298)    (2,370,152)
                                                    -----------    -----------
            Stockholders' equity                        762,337         53,056

                                                    -----------    -----------
        Total liabilities and stockholders' equity  $ 1,273,814    $ 1,051,022
                                                    ===========    ===========



                        UNAUDITED

                               THE PLAYERS NETWORK
                             STATEMENT OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998





                                          SEPTEMBER 30, 1999  SEPTEMBER 30, 1998
                                          ------------------  ------------------

Revenues
    Network subscriptions                           $   160,968     $   138,132
    Other                                                81,890          80,838
                                                    -----------     -----------
        Total revenues                                  242,858         218,970
                                                    -----------     -----------

Operating expenses
    Selling, general and administrative                 546,310         376,016
    Stock based compensation, non-employees             243,043               0
    Depreciation and amortization                       104,302          98,649
                                                    -----------     -----------
        Total operating expenses                        893,655         474,665
                                                    -----------     -----------

Other expenses
    Interest expense                                     38,999          52,985
                                                    -----------     -----------

Net loss                                            ($  689,796)    ($  308,680)
                                                    ===========     ===========


Basic and diluted loss per share                    ($     0.16)    ($     0.08)

Weighted average shares outstanding                   4,263,069       4,024,625






                                    UNAUDITED


                               THE PLAYERS NETWORK
                            STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998



                                                                 SEPTEMBER 30, 1999     SEPTEMBER 30, 1998
                                                                 ------------------     ------------------

OPERATING ACTIVITIES:

     Net loss                                                           ($689,796)          ($308,680)

     Adjustments to reconcile net loss to net cash
       used in operating activities
        Depreciation and amortization                                     104,302              98,649
        Common stock issued for services                                  310,500              15,000
        Stock based compensation, non-employees                           243,043                   0
                                                                        ---------           ---------
                                                                          (31,951)           (195,031)
     Changes in assets and liabilities (Increase) Decrease in:
            Prepaid assets                                                 (6,058)              3,391
            Other assets                                                        0                   0
            Accounts payable                                                5,101              10,599
            Accrued expenses                                               27,644               9,294
                                                                        ---------           ---------
     Net cash used in operating activities                                 (5,264)           (171,747)
                                                                        ---------           ---------

     Investing activities
            Increase in capitalized video production costs                (54,766)            (98,964)
            Acquisition of equipment                                            0             (28,208)
            Increase in intangible assets                                    (240)               (245)
                                                                        ---------           ---------
     Net cash used in investing activities                                (55,006)           (127,417)
                                                                        ---------           ---------

     Financing activities:
            Proceeds from the issuance of stock                            55,000              93,000
            Proceeds from notes payable, stockholders                      17,552             136,597
            Payments on long-term liabilities                              (8,984)             (3,652)
                                                                        ---------           ---------
     Net cash provided by financing activities                             63,568             225,945
                                                                        ---------           ---------

     Net Increase (Decrease) in Cash                                        3,298             (73,220)

     Cash, beginning of period                                              1,823              78,794
                                                                        ---------           ---------

     Cash, end of period                                                $   5,121           $   5,574
                                                                        =========           =========


     Non-cash investing and financing activities
     Stock based compensation charged to expenses                       $ 243,043           $    --
     Capitilized video production costs paid with Common Stock          $  26,600           $    --
     Common stock issued in exchange for shareholder loans              $ 289,366           $    --

     Supplemental cash flow information
     Interest paid in cash                                              $   8,983           $   4,357





                                    UNAUDITED


                               THE PLAYERS NETWORK
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
 FOR THE NINE MONTHS ENDED SEPTEMBER 30 1999 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                             Additional
                                                                     Common Stock            Paid-in       Retained
                                                                 Shares       Amount        Capital        Earnings       Total
                                                                 -------------------------------------------------------------------

Balance at December 31, 1996                                    3,565,130    $  3,565    $ 1,687,150     ($1,530,085)    $  160,630

Shares issued pursuant to a private placement                     230,659         231        345,757               0        345,988

Shares issued for services                                        185,669         185        278,319               0        278,504

Net loss                                                                0           0              0        (531,387)      (531,387)
                                                                 -------------------------------------------------------------------

Balance at December 31, 1997                                    3,981,458       3,981      2,311,226      (2,061,472)       253,735

Shares issued  for cash                                            76,333          76         92,924               0         93,000

Shares issued for services                                        200,600         201        300,699               0        300,900

Stock based compensation from options and warrants                      0           0        377,949               0        377,949

Shares issued  at fair value to officer in exchange for debt      408,430         408        293,661               0        294,070

Net loss                                                                0           0              0        (792,030)      (792,030)
                                                                 -------------------------------------------------------------------

Balance at December 31, 1998                                    4,666,821       4,666      3,376,460      (2,853,502)       527,624


Shares issued  for cash                                            85,000          85         54,915               0         55,000

Shares issued for services                                        224,733         225        336,875               0        337,100
Shares issued  at fair value to officer in exchange for debt      859,597         860        288,506               0        289,366

Stock based compensation from options and warrants                      0           0        243,043               0        243,043

Net loss                                                                0           0              0        (689,796)      (689,796)
                                                                 -------------------------------------------------------------------

Balance at September 30, 1999                                   5,836,151    $  5,836    $ 4,299,799     $(3,543,298)    $  762,337
                                                                 -------------------------------------------------------------------
                                                                 -------------------------------------------------------------------




                                                        UNAUDITED


                               THE PLAYERS NETWORK
                           NOTE TO FINANCIAL STATEMENT
                                    UNAUDITED

BASIS OF PRESENTATION

The accompanying unaudited balance sheets as of September 30, 1999 and 1998 and the related accompanying unaudited statements of operations, cash flows and changes in stockholders' equity include the results of operations and cash flows of The Players Network ( the "Company").

The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and applicable SEC regulations. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1998.

Shareholders and Board of Directors
The Players Network

We have audited the accompanying statements of operations, stockholders' equity, and cash flows of The Players Network for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the results of operations, changes in stockholders' equity, and cash flows for The Players Network for the year ended December 31, 1997, are in conformity with generally accepted accounting principles.



James E. Scheifley & Associates, P.C.
Certified Public Accountants

Denver, Colorado
September 9, 1998

                                    Part III

Item 1.           Index to Exhibits

Exhibit Number      Title of Exhibit                                    Page No.
--------------      ----------------                                    --------

(2)(A)(1)           Articles of Incorporation of The Players Network
(2)(A)(2)           Bylaws of The Players Network

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on behalf of the undersigned, thereunto duly authorized.


Dated: February 3, 2000

                                    The Players Network


                                    By:     /s/ Mark Bradley
                                       -----------------------------------------
                                    Its: Chief Executive Officer